Exhibit (a)(5)(J)

PINNACLE FOODS COMPLETES ACQUISITION OF BOULDER BRANDS

PARSIPPANY, NJ — January 15, 2016 — Pinnacle Foods Inc. (NYSE: PF) (“Pinnacle”) announced today the completion of its acquisition of Boulder Brands, Inc. (NASDAQ: BDBD) (“Boulder”). Following the completion of its successful tender offer to purchase all outstanding Boulder shares for $11.00 per share in cash, Pinnacle acquired all remaining Boulder shares through a merger under Section 251(h) of the General Corporation Law of the State of Delaware.

At the effective time of the merger, all remaining shares of Boulder common stock not tendered into the tender offer and not owned by Pinnacle were converted into the right to receive $11.00 in cash, which is the same price that was paid in the tender offer. As a result of the transaction, Boulder has become a wholly owned subsidiary of Pinnacle.

Cravath, Swaine & Moore LLP is acting as legal counsel to Pinnacle and Perella Weinberg Partners LP is acting as its financial advisor.

About Pinnacle Foods Inc.

In more than 85% of American households, consumers reach for Pinnacle Foods brands. Pinnacle Foods is ranked on Fortune Magazine’s 2015 Top 1000 companies list. We are a leading producer, marketer and distributor of high-quality branded food products, which have been trusted household names for decades. Headquartered in Parsippany, NJ, our business employs an average of 5,400 employees. Our Duncan Hines Grocery segment manages brands such as Duncan Hines® baking mixes and frostings, Vlasic® and Vlasic Farmer’s Garden® shelf-stable pickles, Wish-Bone® and Western® salad dressings, Mrs. Butterworth’s® and Log Cabin® table syrups, Armour® canned meats, Brooks® and Nalley® chili and chili ingredients, Duncan Hines® Comstock® and Wilderness® pie and pastry fruit fillings and Open Pit® barbecue sauces. Our Birds Eye Frozen segment manages brands such as Birds Eye®, gardein™, Birds Eye Steamfresh®, C&W®, McKenzie’s®, and Freshlike® frozen vegetables, Birds Eye Voila!® complete bagged frozen meals, Van de Kamp’s® and Mrs. Paul’s® frozen prepared seafood, Hungry-Man® frozen dinners and entrees, Aunt Jemima® frozen breakfasts, Lender’s® frozen and refrigerated bagels, and Celeste® frozen pizza. Our Specialty Foods segment manages Tim’s Cascade Snacks®, Hawaiian® kettle style potato chips, Erin’s® popcorn, Snyder of Berlin® and Husman’s® snacks in addition to our food service and private label businesses. The acquisition of Boulder Brands adds well-known brands such as Glutino®, Udi’s Gluten Free®, Earth Balance®, EVOL foods, and Smart Balance® to the Pinnacle Foods portfolio.

Further information is available at www.pinnaclefoods.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, which describe or are based on current expectations; in particular, statements relating to the company’s tender offer for Boulder. Actual results may differ materially from these expectations. In addition, any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect our businesses, particularly those mentioned in the risk factors and other cautionary statements in our 2014 Annual Report on Form 10-K and in our other reports filed with the Securities and Exchange Commission.

Pinnacle Foods Financial Contact

Maria Sceppaguercio

Senior Vice President, Investor Relations

(973) 541-8629

Pinnacle Foods Media Contact

Chris DaVault

Manager, External Communications

(973) 541-8620; mediainquiries@pinnaclefoods.com